Exhibit 99.10

FORM 51-101F1

STATEMENT OF RESERVES DATA

AND OTHER OIL AND GAS INFORMATION

for

Nexen Inc.

as at December 31, 2010

dated

February 16, 2011

TABLE OF CONTENTS

ABBREVIATIONS, DEFINITIONS AND NOTES TO RESERVES DISCLOSURES	3
Abbreviations and Conversions	3
Notes and Definitions	3
SEC Reserves	3
Disclosure of Reserves Data	3
Special Note to Canadian Investors	4
Definitions	5
Forward-Looking Statements	6
PART 1 — DATE OF STATEMENT	7
PART 2 — DISCLOSURE OF RESERVES DATA	8
Reserves Data (Forecast Prices and Costs)	8
Net Present Value of Future Net Revenue (Forecast Case)	8
PART 3 — PRICING ASSUMPTIONS	11
Forecast Prices and Costs Used in Estimates	11
PART 4 — RECONCILIATION OF CHANGES IN RESERVES	12
PART 5 — ADDITIONAL INFORMATION RELATED TO RESERVES DATA	12
Future Development Costs	12
Undeveloped Reserves	13
PART 6 — OTHER OIL AND GAS INFORMATION	14
Oil and Natural Gas Properties and Wells	14
Producing and Non-Producing Wells	14
Properties with No Attributed Reserves	15
Additional Information Concerning Abandonment and Reclamation Costs	15
Tax Horizon	15
Costs Incurred	15
Exploration and Development Activities	16
Production Estimates	16
Production History	17
APPENDIX “A”	19
FORM 51-101F2	19
APPENDIX “B”	20
FORM 51-101F3	20

ABBREVIATIONS, DEFINITIONS AND NOTES TO RESERVES DISCLOSURES

In this statement of reserves data and other oil and gas information, the “Statement”, Nexen Inc. is referred to as “Nexen”, “we”, or “our” and the abbreviations and definitions set forth below have the following meanings:

Abbreviations and Conversions

bbl	barrel
bbls	barrels
bbls/day	barrels per day
bcf	billion cubic feet
boe/day	barrel of oil equivalent per day
BOPD	barrels of oil per day
CBM	Coalbed Methane
GJ	gigajoule
m3	cubic meters
mbbls	thousand barrels
mboe	thousand barrels of oil equivalent
mcf	thousand cubic feet
mcf/day	thousand cubic feet per day
mmbbls	million barrels
mmboe	million barrels of oil equivalent
MMBTU	million British Thermal Units
mmcf	million cubic feet
mmcf/day	million cubic feet per day
mstb	thousand stock tank barrels
NGLs	natural gas liquids
STB	stock tank barrels
AECO	the natural gas storage facility located at Suffield, Alberta boe

barrel of oil equivalent on the basis of 1 boe to 6 mcf of natural gas. Disclosure provided herein in respect of boes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead

Cdn$	Canadian dollars
£	British pounds
$000s or $M	thousands of dollars
$MM	millions of dollars
US$	United States dollars
WTI	West Texas Intermediate, the reference price paid in US dollars at Cushing, Oklahoma for crude oil of standard grade

Notes and Definitions

SEC Reserves

Until the year ended December 31, 2009, Nexen’s reserves estimates and related disclosures have been prepared exclusively in accordance with the requirements of the Securities and Exchange Commission of the United States (the “SEC”). Our SEC-based reserves estimates and related disclosures as at December 31, 2010 can be found on pages 25 to 34 of our 2010 Annual Information Form, which has been filed at the same time as this document on SEDAR at www.sedar.com.

Disclosure of Reserves Data

The process of estimating reserves requires complex judgments and decision-making based on available geological, geophysical, engineering and economic data. To estimate the economically recoverable oil and gas reserves and related future net cash flows, we consider many factors and make various assumptions including:

•                  expected reservoir characteristics based on geological, geophysical and engineering assessments;

•                  future production rates based on historical performance and expected future operating and investment activities;

•                  future oil and gas prices and quality differentials;

•                  assumed effects of regulation by governmental agencies; and

•                  future development and operating costs.

We believe these factors and assumptions are reasonable based on the information available to us at the time we prepared our estimates. However, these estimates may change substantially as additional data from ongoing development activities and production performance becomes available and as economic conditions impacting oil and gas prices and costs change.

The recovery and reserves estimates of crude oil, natural gas liquids and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, natural gas and natural gas liquid reserves may be greater than or less than the estimates provided herein. For more information as to the risks involved, see the “Risk Factors” section of our 2010 Annual Information Form.

For a summary of our reserves evaluation process, please refer to the discussion entitled “Basis of Reserves Estimates” on pages 31 to 34 of our 2010 Annual Information Form.

Figures in this Statement have been rounded. As a result, some columns may not add exactly.

Special Note to Canadian Investors

Nexen has received an exemption from the securities regulatory authorities in the various provinces of Canada from certain requirements of National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities (“NI 51-101”) that permits us to:

•                  prepare our reserves estimates and related disclosures in accordance with SEC requirements in addition to those required by NI 51-101;

•                  forego the reconciliation of NI 51-101 reserves estimates and related disclosures at December 31, 2010 to those in prior years; and

•                  not provide certain disclosures of NI 51-101 undeveloped reserves estimates for financial years prior to 2010.

As a result of this exemption, Nexen’s disclosures may differ from other Canadian companies and investors should note the following fundamental differences between reserves estimates and related disclosures prepared in accordance with SEC requirements and those prepared in accordance with NI 51-101:

•                  SEC reserves estimates are based upon different reserves definitions and are prepared in accordance with generally recognized industry practices in the US, whereas NI 51-101 reserves are based on definitions and standards promulgated by the Canadian Oil and Gas Evaluation Handbook (“COGE Handbook”) and generally recognized industry practices in Canada;

•                  SEC reserves definitions differ from NI 51-101 in areas such as the use of reliable technology, areal extent around a drilled location, quantities below the lowest known oil and quantities across an undrilled fault block;

•                  the SEC mandates disclosure of proved reserves and the Standardized Measure of Discounted Future Net Cash Flows and Changes Therein calculated using the year’s monthly average prices and costs held constant whereas NI 51-101 requires disclosure of reserves and related future net revenues using forecast prices and costs;

•                  the SEC mandates disclosure of reserves by geographic area whereas NI 51-101 requires disclosure of reserves by additional categories and product types;

•                  the SEC does not require the disclosure of future net revenue of proved and proved plus probable reserves using forecast pricing at various discount rates;

•                  the SEC requires future development costs to be estimated using existing conditions held constant, whereas NI 51-101 requires estimation using forecast conditions;

•                  the SEC does not require the validation of reserves estimates by independent qualified reserves evaluators or auditors, whereas, without an exemption noted below, NI 51-101 requires issuers to engage such evaluators or auditors to evaluate, audit or review their reserves and related future net revenue; and

•                  the SEC does not allow proved and probable reserves to be aggregated whereas NI 51-101 requires issuers to such aggregation.

The foregoing is a general description of the principal differences only. The differences between SEC requirements and NI 51-101 may be material for certain properties. As of December 31, 2010, the NI 51-101 proved and proved plus probable reserves are 24 mmboe and 14 mmboe higher, respectively, than the SEC reserves due to the use of forecast prices and costs.

Nexen has also received an exemption from NI 51-101 that permits us to forego the requirement to have our reserves and related future net revenue evaluated, audited or reviewed by an independent qualified reserves evaluator or auditor.  Accordingly, our future net revenue and reserves estimates are based on internal evaluations.  Due to the extent and expertise of our internal reserves evaluation resources, our staff’s familiarity with our properties and the controls applied to the evaluation process, we believe the reliability of our internally generated reserves estimates is not materially less than would be generated by an independent reserves evaluator.

Definitions

In this Statement the following definitions and notes are applicable:

1.               “Gross” means:

(a)                in relation to our interest in production or reserves, our “company gross reserves”, which are our working interest (operating and non-operating) share before deduction of royalties and without including any royalty interest to us;

(b)               in relation to wells, the total number of wells in which we have an interest; and

(c)                in relation to properties, the total area of properties in which we have an interest.

2.               “Net” means:

(a)                in relation to our interest in production or reserves, our working interest (operating and non-operating) share after deduction of royalties obligations, plus our royalty interests in production or reserves;

(b)               in relation to our interest in wells, the number of wells obtained by aggregating our working interest in each of our gross wells; and

(c)                in relation to our interest in a property, the total area in which we have an interest multiplied by the working interest we owned.

The crude oil, natural gas liquids and natural gas reserves estimates presented in this Statement are based on the definitions and guidelines contained in the COGE Handbook. A summary of those definitions are set forth below:

3.               Reserves Categories

Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, as of a given date, based on:

(a)          analysis of drilling, geological, geophysical and engineering data;

(b)         the use of established technology; and

(c)          specified economic conditions, which are generally accepted as being reasonable.

Reserves are classified according to the degree of certainty associated with the estimates.

(a)          Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable.  It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(b)         Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

Other criteria that must also be met for the classification of reserves are provided in the COGE Handbook.

4.               Development and Production Status

Each of the reserves categories (proved and probable) may be divided into developed and undeveloped categories.

(a)          Developed reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.

(i)       Developed producing reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

(ii)    Developed non-producing reserves are those reserves that either have not been on production, or have previously been on production, but are shut-in and the date of resumption of production is unknown.

(b)         Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves category (proved, probable) to which they are assigned.

In multi-well pools, it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator’s assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status.

Levels of Certainty for Reported Reserves

The qualitative certainty levels referred to in the definitions above are applicable to individual reserve entities (which refers to the lowest level at which reserves calculations are performed) and to reported reserves (which refers to the highest level sum of individual entity estimates for which reserves estimates are presented). Reported reserves should target the following levels of certainty under a specific set of economic conditions:

(a)          at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves; and

(b)         at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves.

A quantitative measure of the certainty levels pertaining to estimates prepared for the various reserves categories is desirable to provide a clearer understanding of the associated risks and uncertainties. However, the majority of reserves estimates are prepared using deterministic methods that do not provide a mathematically derived quantitative measure of probability. In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.

Additional clarification of certainty levels associated with reserves estimates and the effect of aggregation is provided in the COGE Handbook.

Forward-Looking Statements

Certain statements in this document constitute “forward-looking statements” (within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended) or “forward-looking information” (within the meaning of applicable Canadian securities legislation). Such statements or information (together “forward-looking statements”) are generally identifiable by the forward-looking terminology used such as “anticipate”, “believe”, “intend”, “plan”, “expect”, “estimate”, “budget”, “outlook”, “forecast” or other similar words and include statements relating to or associated with individual wells, regions or projects. Any statements as to possible future crude oil, or natural gas prices; future production levels; future royalty and tax levels; future capital expenditures, their timing and their allocation to exploration and development activities; future earnings; future asset acquisitions or dispositions; future sources of funding for our capital program; future debt levels; availability of committed credit facilities; possible commerciality of our projects; development plans or capacity expansions; the expectation that we have the ability to substantially grow production at our oil sands facilities through controlled expansions; the expectation of achieving the production design rates from our oil sands facilities; the expectation that our oil sands production facilities continue to develop better and more sustainable practices; the expectation of cheaper and more technologically advanced operations; the expected design size of our facilities; the expected timing and associated production impact of facilities turnarounds and maintenance; the expectation that we can continue to operate our offshore exploration, development and production facilities safely and profitably; future ability to execute dispositions of assets or businesses; future sources of liquidity, cash flows and their uses; future drilling of new wells; ultimate recoverability of current and long-term assets; ultimate recoverability of reserves or resources; finding and development costs; expected operating costs; future cost recovery oil revenues from our Yemen operations; the expectation of negotiating of an extension to certain of our production sharing agreements; the expectation of our ability to comply with the new safety and environmental rules enacted in the US at a minimal incremental cost, and of receiving necessary drilling permits for our US offshore operations; estimates on a per share basis; future foreign currency exchange rates, future expenditures and future allowances relating to environmental matters and our ability to comply therewith; dates by which certain areas will be developed, come on-stream or reach expected operating capacity; and changes in any of the foregoing are forward-looking statements.

Statements relating to “reserves” are forward-looking statements, as they involve the implied assessment, based on estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can be profitably produced in the future.

All of the forward-looking statements in this document are qualified by the assumptions that are stated or inherent in such forward-looking statements. Although we believe that these assumptions are reasonable, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include the following: that we will conduct our operations and achieve results of operations as anticipated; that our development plans will achieve the expected results; the general continuance of current or, where applicable, assumed industry conditions; the continuation of assumed tax, royalty and regulatory regimes; the continued availability of adequate cash flow and debt and/or equity financing to fund our capital and operating requirements as needed; and the extent of our liabilities.  We believe the material factors, expectations and assumptions reflected in the forward-looking statements are reasonable, but no assurance can be given that these factors, expectations and assumptions will prove to be correct.

The forward-looking statements are subject to known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, among others: market prices for oil and gas; our ability to explore, develop, produce, upgrade and transport crude oil and natural gas to markets; ultimate effectiveness of design or design modifications to facilities; the results of exploration and development drilling and related activities; the cumulative impact of oil sands development on the environment; the impact of technology on operations and processes and how new complex technology may not perform as expected; the availability of pipeline and global refining capacity; risks inherent to the operations of any large, complex refinery units, especially the integration between production operations and an upgrader facility; availability of third-party bitumen for use in our oil sands production facilities; labour and material shortages; risks related to accidents, blowouts and spills in connection with our offshore exploration, development and production activities, particularly our deep-water activities; direct and indirect risks related to the imposition of moratoriums, suspensions or cancellations of our offshore exploration, development and production operations, particularly our deep-water activities; the impact of severe weather on our offshore exploration, development and production activities, particularly our deep-water activities; the effectiveness and reliability of our technology in harsh and unpredictable environments; risks related to the actions and financial circumstances of our agents, contractors, counterparties and joint-venture partners; volatility in energy trading markets; foreign currency exchange rates; economic conditions in the countries and regions in which we carry on business; governmental actions including changes to taxes or royalties, changes in environmental and other laws and regulations including without limitation, those related to our offshore exploration, development and production activities; renegotiations of contracts; results of litigation, arbitration or regulatory proceedings; political uncertainty, including actions by terrorists, insurgent or other groups, or other armed conflict, including conflict between states; and other factors, many of which are beyond our control. These risks, uncertainties and other factors and their possible impact are discussed more fully in the sections titled Risk Factors in our 2010 Annual Information Form and Quantitative Disclosures About Market Risk in our 2010 Management’s Discussion and Analysis. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these factors are interdependent, and management’s future course of action would depend on our assessment of all information at that time. Although we believe that the expectations conveyed by the forward-looking statements are reasonable based on information available to us on the date such forward-looking statements were made, no assurances can be given as to future results, levels of activity and achievements. Undue reliance should not be placed on the forward-looking statements contained herein, which are made as of the date hereof and, except as required by law, Nexen undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Included herein is information that may be considered financial outlook and/or future-oriented financial information (FOFI). Its purpose is to indicate the potential results of our intentions and may not be appropriate for other purposes. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

PART 1 — DATE OF STATEMENT

The estimates and disclosures in this Statement have been prepared internally in accordance with NI 51-101 and have a preparation date of February 16, 2011 with an effective date of December 31, 2010.

PART 2 — DISCLOSURE OF RESERVES DATA

The reserves data set forth below summarizes the crude oil and natural gas reserves of Nexen and the net present value of the future net revenue for the reserves using forecast prices and costs, and is prepared in accordance with the standards contained in the COGE Handbook and the reserve definitions contained in NI 51-101.  The Report on Reserves Data by Internal Qualified Reserves Evaluator in Form 51-101F2 and the Report of Management and Directors on Oil and Gas Disclosure in Form 51-101F3 are attached as Appendices “A” and “B” hereto, respectively.

Reserves Data (Forecast Prices and Costs)

The recovery and reserves estimates of crude oil, natural gas liquids and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, natural gas and natural gas liquid reserves may be greater than or less than the estimates provided herein. Readers should review the definitions and information contained in the “Notes and Definitions” section of this statement in conjunction with the following tables and notes. For more information as to the risks involved, see “Risk Factors” on pages 41 to 50 of our 2010 Annual Information Form.

Summary of Oil and Gas Reserves as at December 31, 2010

Forecast Prices and Costs

	Gross Reserves (Nexen Reserves before royalties)
		Synthetic										Shale
	Total	Oil	Light and Medium Oil(1)				Natural Gas				CBM	Gas
	(mmboe)	(mmbbls)	(mmbbls)				(bcf)				(bcf)	(bcf)
Reserves Category	Company	Canada	United Kingdom	United States	Other(2)	Total	Canada	United Kingdom	United States	Total	Canada	Canada

Proved Developed Producing	456	249	120	9	16	145	154	10	64	228	98	48
Proved Developed Non-Producing	33	—	19	5	—	24	2	2	45	49	4	—
Proved Undeveloped	522	389	56	5	39	100	—	55	25	80	13	103
Total Proved	1,011	638	195	19	55	269	156	67	134	357	115	151
Probable	1,123	928	106	7	41	154	44	59	80	183	31	33
Total Proved Plus Probable	2,134	1566	301	26	96	423	200	126	214	540	146	184

	Net Reserves (Nexen Reserves after royalties)
		Synthetic										Shale
	Total	Oil	Light and Medium Oil(1)				Natural Gas				CBM	Gas
	(mmboe)	(mmbbls)	(mmbbls)				(bcf)				(bcf)	(bcf)
Reserves Category	Company	Canada	United Kingdom	United States	Other(2)	Total	Canada	United Kingdom	United States	Total	Canada	Canada

Proved Developed Producing	416	220	120	8	11	139	142	10	56	208	90	47
Proved Developed Non-Producing	31	—	19	4	—	23	2	2	39	43	3	—
Proved Undeveloped	482	357	56	5	33	94	—	55	23	78	12	100
Total Proved	929	577	195	17	44	256	144	67	118	329	105	147
Probable	1,041	860	106	6	31	143	41	60	68	169	28	32
Total Proved Plus Probable	1,970	1,437	301	23	75	399	185	127	186	498	133	179

(1)  Includes natural gas liquids.

(2) Represents reserves in Yemen, Nigeria and Colombia.

Net Present Value of Future Net Revenue (Forecast Case)

It should not be assumed that the estimates of future net revenues presented in the following tables represent the fair market value of the reserves. There is no assurance that the forecast prices and costs assumptions will be attained and variances could be material.

Future net revenue includes estimated future abandonment costs related to wells and production facilities required to produce the reserves which have been developed or are anticipated to be developed.

Net Present Values of Future Net Revenue Before Income Taxes Discounted at (%/Year) as at December 31, 2010

Forecast Prices and Costs

		Before Income Taxes Discounted at (%/year) (Cdn$ millions)					Unit Value Before Tax(1) Discounted at 10%
		0%	5%	10%	15%	20%	($/boe)
Proved

Canada	Proved Developed Producing	8,512	4,943	3,293	2,418	1,897	12.35
	Proved Developed Non-Producing	11	9	7	6	5	8.98
	Proved Undeveloped	19,954	7,554	3,294	1,566	757	8.78
		28,477	12,506	6,594	3,990	2,660	10.26

United Kingdom	Proved Developed Producing	6,433	5,663	5,033	4,541	4,153	41.37
	Proved Developed Non-Producing	1,418	1,085	868	730	638	44.69
	Proved Undeveloped	3,163	2,361	1,781	1,363	1,058	27.41
		11,014	9,108	7,682	6,634	5,849	37.28

United States	Proved Developed Producing	(8)	119	187	224	244	10.98
	Proved Developed Non-Producing	598	453	358	293	246	33.31
	Proved Undeveloped	434	319	240	183	142	27.90
		1,025	891	785	700	632	21.59

Other(2)	Proved Developed Producing	537	501	473	450	430	43.46
	Proved Developed Non-Producing	7	7	6	6	6	42.32
	Proved Undeveloped	1,696	1,315	1,025	803	630	30.79
		2,239	1,823	1,505	1,259	1,066	33.94

Total	Proved Developed Producing	15,473	11,226	8,986	7,632	6,725	21.59
	Proved Developed Non-Producing	2,034	1,553	1,240	1,035	895	39.85
	Proved Undeveloped	25,247	11,549	6,340	3,915	2,587	13.15
	Total Proved	42,754	24,328	16,565	12,582	10,208	17.82

Probable

Canada		71,371	15,108	3,863	953	46	4.41
United Kingdom		9,825	7,548	6,066	5,031	4,271	52.37
United States		967	737	581	471	391	33.29
Other(2)		2,170	1,610	1,242	990	813	40.47
Total		84,334	25,003	11,751	7,445	5,521	11.29

Total Proved Plus Probable

Canada		99,848	27,614	10,457	4,942	2,706	6.88
United Kingdom		20,839	16,656	13,748	11,665	10,120	42.71
United States		1,992	1,629	1,365	1,171	1,024	25.38
Other(2)		4,409	3,433	2,746	2,249	1,879	36.61
Total		127,088	49,332	28,317	20,027	15,729	14.37

(1) The unit values are based on net reserve volumes.

(2) Represents reserves in Yemen, Nigeria and Colombia.

Net Present Values of Future Net Revenue After Income Taxes Discounted at (%/Year) as at December 31, 2010

Forecast Prices and Costs

		After Income Taxes Discounted at (%/year) (Cdn$ millions)
		0%	5%	10%	15%	20%
Proved

Canada	Proved Developed Producing	8,512	4,943	3,293	2,418	1,897
	Proved Developed Non-Producing	11	9	7	6	5
	Proved Undeveloped	15,002	5,862	2,645	1,293	635
		23,524	10,814	5,945	3,717	2,537

United Kingdom	Proved Developed Producing	2,979	2,755	2,492	2,264	2,077
	Proved Developed Non-Producing	668	541	437	367	320
	Proved Undeveloped	1,530	1,162	883	679	528
		5,178	4,458	3,813	3,310	2,925

United States	Proved Developed Producing	(8)	119	187	224	244
	Proved Developed Non-Producing	598	453	358	293	246
	Proved Undeveloped	419	309	232	178	138
		1,009	881	777	694	628

Other(1)	Proved Developed Producing	366	344	326	311	298
	Proved Developed Non-Producing	4	4	4	4	4
	Proved Undeveloped	1,696	1,315	1,025	803	630
		2,066	1,663	1,355	1,117	931

Total	Proved Developed Producing	11,848	8,161	6,298	5,216	4,515
	Proved Developed Non-Producing	1,282	1,007	807	670	575
	Proved Undeveloped	18,647	8,648	4,786	2,952	1,930
	Total Proved	31,777	17,816	11,890	8,838	7,021

Probable

Canada		53,276	11,060	2,649	495	(156)
United Kingdom		4,930	3,777	3,034	2,516	2,135
United States		628	492	398	332	284
Other(1)		2,040	1,525	1,180	942	772
Total		60,875	16,853	7,260	4,285	3,035

Total Proved Plus Probable

Canada		76,800	21,873	8,594	4,212	2,381
United Kingdom		10,108	8,235	6,846	5,826	5,060
United States		1,637	1,373	1,175	1,026	912
Other(1)		4,107	3,188	2,535	2,059	1,703
Total		92,652	34,669	19,151	13,123	10,056

(1) Represents reserves in Yemen, Nigeria and Colombia.

Total Future Net Revenue (Undiscounted) as at December 31, 2010

Forecast Prices and Costs

(Cdn$ millions)	Revenue	Royalties	Operating Costs	Development Costs	Abandonment and Reclamation Costs	Future Net Revenue Before Income Taxes	Income Taxes	Future Net Revenue After Income Taxes
Proved Reserves
Canada	83,221	8,323	40,204	5,351	866	28,477	4,952	23,524
United Kingdom	19,542	10	5,567	1,554	1,397	11,014	5,836	5,178
United States	2,571	296	485	269	496	1,025	15	1,009
Other(1)	5,028	909	962	746	172	2,239	173	2,066
Total	110,362	9,538	47,219	7,920	2,931	42,754	10,977	31,777

Proved Plus Probable Reserves
Canada	229,130	19,816	85,013	23,030	1,423	99,848	23,048	76,800
United Kingdom	30,454	31	6,390	1,734	1,459	20,839	10,731	10,108
United States	3,848	452	601	296	508	1,992	355	1,637
Other(1)	9,130	1,953	1,130	1,418	220	4,409	303	4,107
Total	272,561	22,251	93,133	26,478	3,609	127,088	34,436	92,652

(1) Represents reserves in Yemen, Nigeria and Colombia.

Total Future Net Revenue by Production Group as at December 31, 2010

Forecast Prices and Costs

		Future Net Revenue Before Income Taxes (discounted at 10%/year)	Unit Value Before Income Taxes(1) (discounted at 10%/year)
Reserves Category	Production Group	(MM$)	($/bbl)	($/mcf)

Proved Reserves	Light and Medium Crude Oil (bbl)(2)	9,861	36.91
	Synthetic Crude Oil (bbl)	6,224	10.79
	Associated Gas and Non-Associated Gas (mcf)	241		0.92
	Coalbed Methane (mcf)	141		1.35
	Shale Gas (mcf)	100		0.68

Proved Plus Probable Reserves	Light and Medium Crude Oil (bbl) (2)	17,506	41.71
	Synthetic Crude Oil (bbl)	9,886	6.88
	Associated Gas and Non-Associated Gas (mcf)	551		1.49
	Coalbed Methane (mcf)	186		1.39
	Shale Gas (mcf)	190		1.06

(1) Unit values are based upon net reserves volumes.

(2) Including solution gas and other by-products.

PART 3 — PRICING ASSUMPTIONS

Forecast Prices and Costs Used in Estimates

NI 51-101 requires that the forecast prices and costs used in preparation of the estimates be a reasonable outlook of the future. The pricing and cost assumptions we have used were determined with reference to benchmark and inflationary forecasts obtained from a number of qualified reserves evaluation firms and other information sources. Field pricing was estimated by applying adjustments such as quality and transportation costs to a benchmark price.

The forecast cost and price assumptions used in the reserve estimates are summarized in the following table:

Summary of Pricing and Inflation Rate Assumptions as at December 31, 2010

Forecast Prices and Costs

	Light and Medium Oil			Synthetic Crude Oil	Natural Gas			Inflation Rates	Exchange Rate
Year	WTI Cushing Oklahoma (US$/bbl)	Brent (US$/bbl)	Vasconia (US$/bbl)	Edmonton Synthetic Crude Sweet Blend (Cdn$/bbl)	Henry Hub Gas Price (US$/MMBTU)	National Balancing Pt (£/therm)	AECO Gas Price (Cdn$/GJ)	%/Year	(US$/Cdn$)
Historical
2010	79.52	79.47	77.57	82.02	4.39	0.42	3.92	n/a	0.97
Forecast
2011	83.50	83.50	79.50	83.00	4.50	0.56	3.90	2.0	1.00
2012	86.50	86.00	82.00	90.00	5.20	0.58	4.60	2.0	0.95
2013	89.00	88.50	85.00	92.00	5.75	0.60	5.15	2.0	0.95
2014	91.50	91.00	87.50	94.50	6.70	0.61	6.10	2.0	0.95
2015	94.00	93.50	90.00	97.00	7.20	0.64	6.60	2.0	0.95
Thereafter	2% infl.	2% infl.	2% infl.	2% infl.	2% infl.	2% infl.	2% infl.	2% infl.	0.95

The forecast price and cost assumptions assume the continuance of current laws and regulations. There is no assurance that the forecast prices and costs assumptions will be attained and variances could be material. These assumptions may differ from internal assumptions that are used for project economics and planning purposes.

Weighted average realized prices for the year ended December 31, 2010 are summarized in the section entitled Production History on pages 17-18.

PART 4 — RECONCILIATION OF CHANGES IN RESERVES

We have received an exemption from NI 51-101 that permits us to forego the reconciliation of December 31, 2010 reserve estimates and related disclosures to those in prior years.

PART 5 — ADDITIONAL INFORMATION RELATED TO RESERVES DATA

Future Development Costs

The following table sets forth development costs deducted in the estimation of our future net revenue attributable to the reserve categories noted below.

Summary of Oil and Gas Future Development Costs as at December 31, 2010

Forecast Prices and Costs

	Total Proved Reserves					Total Proved Plus Probable Reserves
	(Cdn$ millions)					(Cdn$ millions)
	Canada	United Kingdom	United States	Other	Total	Canada	United Kingdom	United States	Other	Total

2011	446	389	35	413	1,284	518	410	37	426	1,391
2012	475	470	78	297	1,319	591	630	81	306	1,607
2013	142	268	19	36	466	639	268	5	160	1,073
2014	164	259	91	—	514	724	259	87	168	1,238
2015	184	111	23	—	318	697	111	23	166	997
Thereafter	3,941	56	22	—	4,019	19,861	56	63	192	20,172
Total (undiscounted)	5,351	1,554	269	746	7,920	23,030	1,734	296	1,418	26,478

We believe internally generated cash flow, supplemented if required by existing credit facilities and access to debt and equity markets, are sufficient to fund growth plans.  There can be no guarantee that funds will be available in the future or that we will allocate funding to develop all of the reserves. Failure to develop those reserves would have a negative impact on future production and cash flow and could result in negative revisions to our reserves.

Interest and other costs of any external funding are not included in the future net revenue estimates.  Since our investment decisions are based on expected returns on investment, interest on other funding costs do not directly affect the reserves estimates.

Undeveloped Reserves

As shown on page 8, we have 522 mmboe of proved undeveloped reserves (PUDs) as of December 31, 2010.  The majority exist in our oil sands properties at Long Lake and Syncrude and relate to future development to support the respective upgrader. Other PUDs relate to ongoing development activity in the UK North Sea at Buzzard, Golden Eagle, Rochelle and Telford, in Canada in our CBM and Horn River shale gas properties, and in the US Gulf of Mexico.

In Canada, 123 mmboe of our synthetic oil PUDs relate to Syncrude’s Aurora South mine that will be required to provide bitumen feedstock to the upgrading facility during its expected life. The mine is part of the Syncrude development plan and was contemplated in the project investment decision relating to the Stage 3 expansion completed in 2005. We do not consider this mine to be developed as the extraction equipment required to access the reserves is not yet installed. We are proceeding with planning for the development of the mine and expect to initiate mine construction in 2016.  The PUDs are expected to be converted in eight to ten years when the project is sufficiently developed.

The remaining 266 mmboe of synthetic oil PUDs relate to ongoing drilling of the lease to offset declines from the initial SAGD wells at Long Lake. They are expected to be converted over the next 25 years as we drill additional wells to provide bitumen feedstock to the upgrader. These wells were part of the initial field development plan and were included in the project investment decision.

In the UK, we have 56 mmboe of light and medium crude oil and 9 mmboe of natural gas PUDs. These relate to our discoveries at Golden Eagle, Rochelle and Blackbird, future development wells at Buzzard, and the tie-in of our successful TAC well and replacement of a water injection flowline at Telford. All of these PUDs are expected to be converted within the next five years.

We have 39 mmboe of light and medium crude oil PUDs in our other international operations relating primarily to Usan, offshore West Africa. They are expected to be converted in 2012 when construction and commissioning of the floating production, storage and offloading vessel and subsea facilities is completed.

Excluding Long Lake and Syncrude, we expect to convert all of our PUDs to developed in the next five years.

We expect our ongoing exploration and development activities will continue to add new PUDs.

We also have 1,010 mmboe of probable undeveloped reserves.  Our probable undeveloped reserves primarily reflect the incremental synthetic oil reserves related to the future drilling on the lease required to keep the upgrader full at Long Lake, the reserves related to the expected development of Kinosis, and the extension of the plant life and expected higher future yields at Syncrude. These wells will typically be developed in conjunction with proved reserves, but can take longer periods to develop. The remaining undeveloped reserves principally relate to the expected 18-well development pad in the Horn River basin, undeveloped discoveries at Rochelle and Blackbird in the UK, and Usan and Owowo offshore West Africa. We expect these remaining probable reserves will be developed within the next seven years.

Our projects can be large scale, multi-year developments requiring considerable planning and approvals periods. As a consequence, our undeveloped proved and probable reserves can take considerable time to develop.

The following table discloses, for each product type, the gross volumes of proved and probable undeveloped reserves.

Undeveloped Reserves as at December 31, 2010

Forecast Prices and Costs

Attributed in 2010		Proved Undeveloped (before Royalties)	Probable Undeveloped (before Royalties)
Light and Medium Crude Oil	(mmbbls)	100	89
Synthetic Oil	(mmbbls)	389	907
Natural Gas	(bcf)	81	61
Coalbed Methane	(bcf)	13	3
Shale Gas	(bcf)	103	19
Total	(mmboe)	522	1,010

There are a number of factors that could result in delayed or cancelled development, including the following: (i) changing economic conditions (due to pricing, operating and capital expenditure fluctuations); (ii) changing technical conditions (including production anomalies, such as water breakthrough or accelerated depletion); (iii) multi-zone developments (for instance, a prospective formation completion may be delayed until the initial completion is no longer economic); (iv) a larger development program may need to be spread out over several years to optimize capital allocation and facility utilization; and (v) surface access issues (including those relating to land owners, weather conditions and regulatory approvals). See “Risk Factors” in our 2010 Annual Information Form for additional factors and uncertainties affecting the development of reserves and estimates of reserves and future net revenue generally.

PART 6 — OTHER OIL AND GAS INFORMATION

Oil and Natural Gas Properties and Wells

A description of our properties, exploration and development activities is contained in our 2010 Annual Information Form to which this Statement of Reserves Data and Other Oil and Gas Information is incorporated by reference.

Producing and Non-Producing Wells

The following table sets forth the number and status of wells in which we had a working interest as at December 31, 2010.

	Oil		Gas		Total
(number of wells)	Gross	Net	Gross	Net	Gross	Net
Producing Wells
United Kingdom	64	31	—	—	64	31
Canada - Alberta	107	63	1,500	1,261	1,607	1,324
Canada - BC	—	—	14	14	14	14
Canada - Saskatchewan	—	—	1,321	1,254	1,321	1,254
US - Alabama	12	—	6	—	18	—
US - Louisiana	52	42	56	46	108	88
US - Texas	15	3	9	2	24	5
Yemen	472	274	—	—	472	274
Colombia	110	11	—	—	110	11
Total	832	424	2,906	2,577	3,738	3,001
Non-Producing Wells
United Kingdom	11	6	—	—	11	6
Canada - Alberta	3	2	281	166	284	168
Canada - BC	—	—	10	9	10	9
Canada - Saskatchewan	1	1	11	10	12	11
US - Alabama	11	—	2	—	13	—
US - Louisiana	53	39	96	92	149	131
US - Texas	21	1	33	2	54	3
Yemen	257	150	1	1	258	151
Colombia	1	—	—	—	1	—
Nigeria	23	5	—	—	23	5
Total	381	204	434	280	815	484

Properties with No Attributed Reserves

The following table sets out the unproved properties in which we have an interest for which we have no attributed reserves, as at December 31, 2010.

(thousands of acres)	Gross	Net	To Expire Within One Year (1)
United Kingdom	1,358	953	102
Canada	1,927	1,062	135
United States	1,201	591	88
Yemen(2)	777	649	161
Colombia(3)	676	591	—
Nigeria	230	41	—
Norway	627	301	154
Total	6,796	4,188	640

(1)  Net acres of unproved properties for which we expect our rights to explore, develop and exploit to expire within one year.

(2)  The acreage is covered by production-sharing contracts.

(3)  The acreage is covered by an association contract.

Additional Information Concerning Abandonment and Reclamation Costs

We are required to remove or remedy the effect of our activities at our present and future operating sites by dismantling and removing production facilities and remediating the related damage. In estimating our future abandonment and reclamation costs (“A&R costs”), we make estimates and judgments on activities that will occur many years from now. In estimating A&R costs we consider many factors including existing contracts, regulations, A&R techniques, industry conditions and past experience. As such, factors are constantly changing and our estimates are uncertain.

As of December 31, 2010, our expected undiscounted A&R costs are $2,931 million ($982 million, discounted at 10%) for proved reserves, including $172 million of costs to be incurred within the next three financial years. These costs relate to approximately 3,485 existing net wells and additional wells planned to be drilled in the future to access proved reserves.

The total amount of A&R costs in our proved reserves estimate is higher than the asset retirement obligation on our balance sheet primarily due to retirement costs related to planned future capital expenditures. These future obligations are relevant for determining the economic viability of our reserves but do not constitute an existing liability in our financial statements as the wells or facilities potentially giving rise to these costs have not yet been undertaken.

Tax Horizon

We are currently taxable in the UK, Colombia and Yemen. In Canada and the US, we estimate our tax horizon is beyond five years. We have yet to commence production in Nigeria.

Costs Incurred

The following table summarizes the costs incurred in our oil and gas activities for the year ended December 31, 2010.

		Oil and Gas
(Cdn$ millions)	Total Oil and Gas	Canada(1)	United Kingdom	United States	Other(3)
Year Ended December 31, 2010

Property Acquisition Costs
Proved	79	—	79	—	—
Unproved	552	315	176	61	—
Exploration Costs	505	224	60	117	104
Development Costs	1,565	375	505	130	555
Total Costs Incurred(2)	2,701	914	820	308	659

(1)  Insitu costs incurred in 2010 reflect upgrading activities to produce synthetic barrels.

(2)  Total costs incurred include asset retirement costs of $209 million and geological and geophysical costs of $100 million and excludes costs related to chemicals, energy marketing, corporate and other of $210 million.

(3) Represents costs incurred in Yemen, Nigeria and Colombia (primarily Nigeria).

Exploration and Development Activities

The following table sets forth the gross and net exploratory and development wells that we completed during the year ended December 31, 2010.

	Exploratory Wells
	Oil Wells		Gas Wells		Service Wells(1)		Dry Holes		Total
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
United Kingdom	1.0	1.0	2.0	1.0	—	—	3.0	1.3	6.0	3.3
Canada	—	—	10.0	9.0	1.0	1.0	—	—	11.0	10.0
United States	2.0	0.5	—	—	—	—	—	—	2.0	0.5
Other(2)	—	—	—	—	—	—	2.0	0.7	2.0	0.7
Total	3.0	1.5	12.0	10.0	1.0	1.0	5.0	2.0	21.0	14.5

	Development Wells
	Oil Wells		Gas Wells		Service Wells(1)		Dry Holes		Total
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
United Kingdom	9.0	5.3	—	—	2.0	0.9	1.0	0.4	12.0	6.6
Canada	—	—	31.0	21.5	1.0	0.7	—	—	32.0	22.2
United States	2.0	0.8	—	—	—	—	—	—	2.0	0.8
Other(2)	20.0	12.6	—	—	—	—	1.0	0.5	21.0	13.1
Total	31.0	18.7	31.0	21.5	3.0	1.6	2.0	0.9	67.0	42.7

	Total Wells
	Oil Wells		Gas Wells		Service Wells(1)		Dry Holes		Total
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
United Kingdom	10.0	6.3	2.0	1.0	2.0	0.9	4.0	1.7	18.0	9.9
Canada	—	—	41.0	30.5	2.0	1.7	—	—	43.0	32.2
United States	4.0	1.3	—	—	—	—	—	—	4.0	1.3
Other(2)	20.0	12.6	—	—	—	—	3.0	1.2	23.0	13.8
Total	34.0	20.2	43.0	31.5	4.0	2.6	7.0	2.9	88.0	57.2

(1)       Service wells include injector wells, waste water wells and other wells not intended to produce oil and gas.

(2)       Represents activity in Yemen, Nigeria and Colombia.

Production Estimates

The following table sets out the volume of production estimated for the year ended December 31, 2011 which is reflected in the estimates of gross proved reserves and gross probable reserves disclosed in the tables contained under “Disclosure of Reserves Data” above.

	Gross 2011 Production (Nexen working interest before royalties)
		Synthetic										Shale
	Total	Oil	Light and Medium Oil				Natural Gas				CBM	Gas
	(mmboe)	(mmbbls)	(mmbbls)				(bcf)				(bcf)	(bcf)
			United	United				United	United
RESERVES CATEGORY	Company	Canada	Kingdom	States	Other(1)	Total	Canada	Kingdom	States	Total	Canada	Canada
Total Proved	80	14	34	4	13	50	18	7	40	65	15	12
Total Probable	11	1	6	0	1	7	1	8	4	13	1	2
Total Proved Plus Probable	90	15	39	4	14	58	19	16	43	77	15	14

(1)       Represents production in Yemen and Colombia.

Our Buzzard field in the UK accounts for more than 20% of our estimated 2011 production volumes. Our reserves analysis estimates the field will produce 30 mmboe of primarily light and medium oil on a proved plus probable basis for the year ended December 31, 2011.

Production History

The following table summarizes certain information in respect of our production, prices received, royalties paid, production costs and resulting netback for the year ended December 31, 2010.

Cash Netback(1)	Quarters – 2010				Total Year
(all dollar amounts in Cdn$ unless noted)	1st	2nd	3rd	4th	2010
United Kingdom
Crude Oil:
Sales (mbbls/d)	106.5	102.1	103.9	110.0	105.6
Price Received ($/bbl)	77.25	77.18	77.45	83.88	79.02
Natural Gas:
Sales (mmcf/d)	33	41	29	38	36
Price Received ($/mcf)	4.81	4.80	5.11	6.34	5.28
Total Sales Volume (mboe/d)	112.1	109.0	108.8	116.3	111.5

Price Received ($/boe)	74.84	74.12	75.35	81.37	76.51
Operating Costs ($/boe)	7.60	7.71	8.40	9.17	8.24
Netback ($/boe)	67.24	66.41	66.95	72.20	68.27
Canada — Heavy Oil
Sales (mbbls/d)	14.0	13.1	3.0	—	7.5

Price Received ($/bbl)	65.26	57.24	61.56	—	61.39
Royalties & Other ($/bbl)	14.47	13.23	13.45	—	13.83
Operating & Other Costs ($/bbl)	15.81	16.02	18.49	—	16.18
Netback ($/bbl)	34.98	27.99	29.62	—	31.38
Canada — Natural Gas
Sales (mmcf/d)	124	121	107	104	114

Price Received ($/mcf)	5.02	3.72	3.43	3.48	3.94
Royalties & Other ($/mcf)	0.40	0.34	0.26	0.24	0.32
Operating Costs ($/mcf)	1.70	1.89	1.90	1.55	1.76
Netback ($/mcf)	2.92	1.49	1.27	1.69	1.86
Canada - Oil Sands Insitu(3)
Sales (mbbls/d)	6.6	10.3	11.9	12.1	10.3

Price Received ($/bbl)	81.04	74.08	70.64	82.99	77.07
Royalties & Other ($/bbl)	4.37	2.98	3.08	3.81	3.65
Operating Costs ($/bbl)	154.00	89.95	84.75	85.61	100.09
Netback (2) ($/bbl)	(77.33)	(18.84)	(17.19)	(6.43)	(26.67)
Canada - Oil Sands Syncrude
Sales (mbbls/d)	19.5	23.4	19.1	22.8	21.2

Price Received ($/bbl)	83.55	77.93	78.27	85.12	81.23
Royalties & Other ($/bbl)	7.09	6.37	4.82	6.72	6.27
Operating Costs ($/bbl)	38.43	33.33	41.49	34.80	36.74
Netback ($/bbl)	38.03	38.23	31.96	43.60	38.22

(1) Netbacks are defined as average sales price less royalties and other, operating costs, and in-country taxes in Yemen.  The unit values are based on gross reserve volumes.

(2) Average sales price, royalties, and operating costs for Canadian CBM and Shale gas are included in Canada — Natural Gas.

(3) Excludes activities related to third-party bitumen purchased, processed and sold.

Cash Netback(1)	Quarters — 2010				Total Year
(all dollar amounts in Cdn$ unless noted)	1st	2nd	3rd	4th	2010
United States
Crude Oil:
Sales (mbbls/d)	9.8	9.9	9.8	10.1	9.9
Price Received ($/bbl)	79.12	73.60	73.72	80.41	76.73
Natural Gas:
Sales (mmcf/d)	101	95	102	99	99
Price Received ($/mcf)	6.00	5.14	4.70	4.05	4.97
Total Sales Volume (mboe/d)	26.6	25.8	26.9	26.6	26.5

Price Received ($/boe)	51.92	47.23	44.85	45.55	47.35
Royalties & Other ($/boe)	4.92	4.86	5.10	(0.63)	3.55
Operating Costs ($/boe)	8.96	10.90	9.44	10.78	10.02
Netback ($/boe)	38.04	31.47	30.31	35.40	33.78
Yemen
Sales (mbbls/d)	47.3	39.3	43.5	38.8	42.2

Price Received ($/bbl)	80.39	80.50	79.33	87.82	81.86
Royalties & Other ($/bbl)	37.52	36.65	34.75	37.72	36.65
Operating Costs ($/bbl)	9.67	10.01	9.46	12.05	10.25
In-country Taxes ($/bbl)	10.14	10.97	10.70	11.52	10.80
Netback ($/bbl)	23.06	22.87	24.42	26.53	24.16
Other Countries
Sales (mbbls/d)	2.3	2.1	2.0	1.9	2.1

Price Received ($/bbl)	78.88	74.77	75.93	77.63	76.83
Royalties & Other ($/bbl)	5.72	5.28	5.22	5.24	5.37
Operating Costs ($/bbl)	5.58	7.42	6.98	8.19	6.99
Netback ($/bbl)	67.58	62.07	63.73	64.20	64.47
Company-Wide
Oil and Gas Sales (mboe/d)	249.1	243.1	232.9	235.9	240.2

Price Received ($/boe)	70.16	67.56	68.23	74.49	70.11
Royalties & Other ($/boe)	9.47	8.05	7.96	7.13	8.16
Operating & Other Costs ($/boe)	14.18	15.85	15.70	16.26	15.67

In-country Taxes ($/boe)	1.94	1.76	2.00	1.89	1.90
Netback ($/boe)	44.57	41.90	42.57	49.21	44.38

(1) Netbacks are defined as average sales price less royalties and other, operating costs, and in-country taxes in Yemen. The unit values are based on gross reserve volumes.

APPENDIX “A”

FORM 51-101F2

REPORT ON RESERVES DATA BY INTERNAL QUALIFIED RESERVES EVALUATOR

To the board of directors of Nexen Inc. (the “Company”):

1.               The Company’s staff and I have evaluated 100% of the Company’s reserves data as at December 31, 2010. The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2010, estimated using forecast prices and costs in accordance with National Instrument 51-101 (the “Reserves Data”).

2.               The Reserves Data are the responsibility of the Company’s management.  My responsibility is to express an opinion on the Reserves Data based on my evaluation.

The Company’s staff and I carried out an evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the “COGE Handbook”) prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3.               Those standards require that the evaluation is planned and performed to obtain reasonable assurance as to whether the Reserves Data are free of material misstatement. An evaluation also includes assessing whether the Reserves Data are in accordance with principles and definitions presented in the COGE Handbook.

4.               The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the Reserves Data:

Location of Reserves (country or foreign geographic region)	Net Present Value of Future Net Revenue of Reserves Evaluated (before income taxes, 10% discount rate) (Cdn$ millions)
Canada	10,457
United Kingdom	13,748
United States	1,365
Other	2,746
Total Company	28,317

5.               Among other things, with respect to matters regarding royalties, operating costs, development plans and costs, abandonment plans and costs, and income taxes (where applicable), I have placed reasonable reliance on the information and decisions of others in their areas of authority, responsibility and expertise within the Company.

6.               I am not independent of the Company, within the meaning of the term “independent” under National Instrument 51-101 — Standards of Disclosure for Oil and Gas Activities.

7.               In my opinion, the Reserves Data has, in all material respects, been determined and are in accordance with the COGE Handbook, consistently applied.

8.               I have no responsibility to update this opinion for events and circumstances occurring after their respective preparation dates.

9.               Because the Reserves Data are based on judgments regarding future events, actual results will vary and the variations may be material.

10.         I have signed this form in my capacity as an employee of Nexen Inc. and not in my personal capacity.

DATED as of this 16th day of February, 2011.

/S/ Ian McDonald
Ian McDonald, P. Eng.
Nexen Inc.
Internal Qualified Reserves Evaluator
Calgary, Alberta

APPENDIX “B”

FORM 51-101F3

REPORT OF MANAGEMENT AND DIRECTORS ON NI 51-101 OIL AND GAS DISCLOSURE

Management of Nexen Inc. (the “Company”) is responsible for the preparation and disclosure of information with respect to the Company’s oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2010 estimated using forecast prices and costs in accordance with National Instrument 51-101 (the “Reserves Data”).

The Company’s reserves evaluation staff, including our Internal Qualified Reserves Evaluator who is an employee of the Company, has evaluated the Company’s Reserves Data. The report of the Internal Qualified Reserves Evaluator (the “IQRE”) accompanies this report.

The Reserves Committee of the board of directors of the Company has

(a)                                  reviewed the procedures used by the IQRE and other internal qualified reserves evaluators to prepare the Reserves Data;

(b)                                 met with the IQRE to determine whether any restrictions affected the ability of the IQRE to report without reservation; and

(c)                                  reviewed the Reserves Data with management and the IQRE.

The Reserves Committee of the board of directors has reviewed the Company’s procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has, on the recommendation of the Reserves Committee, approved

(a)                                  the content and filing with securities regulatory authorities of Form 51-101F1 containing the Reserves Data and other oil and gas information;

(b)                                 the filing of a report on the Reserves Data by the IQRE; and

(c)                                  the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

DATED as of this 16th day of February, 2011.

/s/ Marvin F. Romanow	/s/ Kevin J. Reinhart
Marvin F. Romanow	Kevin J. Reinhart
President and Chief Executive Officer	Executive Vice-President and Chief Financial Officer

/s/ William B. Berry	/s/ Thomas C. O’Neill
William B. Berry	Thomas C. O’Neill
Director	Director